Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 197-A-I dated August 25, 2010	Term Sheet to Product Supplement No. 197-A-I Registration Statement No. 333-155535 Dated October 6, 2010; Rule 433

Structured Investments	$ Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar due October 20, 2011

General

  The notes are designed for investors who seek quarterly Coupon Payments at a fixed rate of at least 1.39%* per quarter (equivalent to at least 5.56% over the term of the notes) and uncapped and unleveraged exposure to the appreciation of a weighted basket of six currencies relative to the U.S. dollar over the term of the notes, without upside return enhancement or any downside protection. Investors should be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 20, 2011**
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about October 18, 2010 and are expected to settle on or about October 21, 2010.

Key Terms

Basket:

A weighted basket of six currencies (each a “Reference Currency,” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. dollar (the “Base Currency”).

The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:
Reference Currency	Starting Spot Rate†	Reuters Page	Reference Currency Weight††

Brazilian real (BRL)		WMRSPOT09	~20%
New Turkish lira (TRY)		WMRSPOT07	~20%
Australian dollar (AUD)		WMRSPOT12	~20%
Indian rupee (INR)		WMRSPOT12	~20%
Indonesian rupiah (IDR)		WMRSPOT12	~10%
South African rand (ZAR)		WMRSPOT17	~10%

† The Starting Spot Rate of each Reference Currency relative to the U.S. dollar is expressed in terms of a number of units of U.S. dollars per one unit of such Reference Currency as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account either the rates displayed on the applicable Reuters page(s) at the same approximate time that the Spot Rate for such Reference Currency on any date is to be determined as specified under “Additional Key Terms — Spot Rate” in this term sheet or such exchange rates determined by reference to certain intra-day trades. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-3 of this term sheet.

†† The Reference Currency Weight for each Reference Currency are approximate weights and will be determined on the Pricing Date. Such weights will not be plus or minus 3% of the actual weight set forth in the table above.

Coupon Rate:	At least 1.39%* per quarter (equivalent to at least 5.56% over the term of the notes) *The Coupon Rate will be determined on the pricing date and will not be less than 1.39% per quarter.
Coupon Payment:	On each Coupon Payment Date, you will receive a Coupon Payment per $1,000 principal amount note equal to $1,000 × Coupon Rate.
Payment at Maturity:

At maturity, in addition to the coupon payable on the Maturity Date, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:

$1,000 + ($1,000 × Basket Return)

If the Ending Basket Level is less than the Starting Basket Level, you lose 1% of the principal amount of your notes for every 1% that the Basket Closing Level is less than the Starting Basket Level.

You will lose some or all of your investment at maturity if the Ending Basket Level is less than the Starting Basket Level.

Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:

The Basket Closing Level on any currency business day will be calculated as follows:

100 x [1 + (BRL Return * 20%) + (TRY Return * 20%) + (AUD Return * 20%) + (INR Return * 20%) + (IDR Return * 10%) + (ZAR Return * 10%)]††

The BRL Return, TRY Return, AUD Return, INR Return, IDR Return and ZAR Return (each, a “Reference Currency Return”) reflect the performance of the applicable Reference Currency relative to the U.S. dollar, calculated in terms of a fraction, the numerator of which is the Spot Rate of such Reference Currency with respect to the U.S. dollar on such currency business day (the “Ending Spot Rate”) minus the Starting Spot Rate and the denominator of which is the Starting Spot Rate. Please see “Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the U.S. Dollar” in this term sheet for more information.

Coupon Payment Dates:

January 20, 2011, April 20, 2011, July 20, 2011 and October 20, 2011.* If a Coupon Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional Coupons will accrue as a result of the delayed payment.

Observation Date:	October 17, 2011*
Maturity Date:	October 20, 2011*
CUSIP:	48124AN29
*	Subject to postponement in the event of a market disruption event as described under “Description of Notes Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date” in the accompanying product supplement no. 197-A-I

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 197-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public and fees and commissions include the expected cost of hedging our obligations under the notes through one or more of our affiliates. This hedging cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately 0.55% of the Principal Amount per note. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of product supplement no. 197-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 6, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 197-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 197-A-I dated August 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the applicable Reference Currency (São Paulo, Brazil, with respect to the Brazilian real, Istanbul, Turkey, with respect to the New Turkish lira, Sydney, Australia, with respect to the Australian dollar, Mumbai, India, with respect to the Indian rupee, Jakarta, Indonesia, with respect to the Indonesian rupiah and Cape Town, South Africa, with respect to the South African rand), (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close and (c) with respect to the New Turkish lira, the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET2”) is open, each as determined by the calculation agent.
  SPOT RATE — The Spot Rate of each Reference Currency relative to the U.S. dollar on a given date is expressed as a number of U.S. dollars per one unit of the applicable Reference Currency and for the Brazilian real, the New Turkish lira, the Indian rupee, the Indonesian rupiah and the South African rand, respectively, is equal to one divided by the applicable rate reported by Reuters Group PLC (“Reuters”) on (a) for the Brazilian real, Reuters page WMRSPOT09(offer rate) at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination, (b) for the New Turkish lira, Reuters page WMRSPOT07 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination, (c) for the Indian rupee, Reuters page WMRSPOT12 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination (d) for the Indonesian rupiah, Reuters page WMRSPOT12 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination and (e) for the South African rand, Reuters page WMRSPOT17 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination. The Spot Rate of the Australian dollar relative to the U.S. dollar on a given date is expressed as a number of U.S. dollars per one unit of the Australian dollar and is equal to the rate reported by Reuters on Reuters page WMRSPOT12 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination.

JPMorgan Structured Investments — Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar	TS-1

Selected Purchase Considerations

  UNCAPPED AND UNLEVERAGED APPRECIATION POTENTIAL — The notes provide uncapped and unleveraged exposure to the performance of the Basket, without upside return enhancement or any downside protection. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  QUARTERLY COUPON PAYMENTS — The notes offer quarterly coupon payments at a rate of 1.39%* per quarter (equivalent to at least 5.56% over the term of the notes). Coupons will be payable quarterly in arrears on January 20, 2011, April 20, 2011, July 20, 2011 and October 20, 2011 (which is also the Maturity Date) (each such date, an “Coupon Payment Date"). Coupons will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Coupon Payment Date. If a Coupon Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional Coupons will accrue as a result of the delayed payment.
  *The Coupon Rate will be determined on the pricing date and will not be less than 1.39% per quarter.
  DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of global emerging markets currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an unequally weighted group of currencies consisting of the Brazilian real, the New Turkish lira, the Australian dollar, the Indian rupee, the Indonesian rupiah and the South African rand.
  TAX TREATMENT — The tax consequences of an investment in the notes are unclear, there is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the “IRS”) regarding the notes. In particular, based on the facts of this offering, it is not clear whether the notes will be treated as indebtedness or as “open transactions” for U.S. tax purposes. Notwithstanding these uncertainties, and notwithstanding the discussion in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 197-A-I, based on the facts of this offering, we intend to treat the notes as one or more short-term debt instruments that provide for quarterly interest payments. Accordingly, we intend to treat payments of interest as interest income, which as such should be includible in income by holders when received or accrued, in accordance with their usual method of tax accounting, and to treat all gain or loss on the notes as ordinary foreign currency gain or loss. Although aspects of this treatment are not certain, among other things cash-method holders might be required to defer deductions with respect to a portion of any interest paid on indebtedness incurred to purchase or carry the notes until they dispose of the notes in a taxable transaction. You may be subject to special reporting requirements if any loss exceeds certain thresholds. You should consult your tax adviser regarding these requirements, as well as the possibility that a note could be treated as multiple short-term debt instruments, which could affect the amount(s) of such loss(es).
  Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. For example, the notes could be treated as “open transactions,” as described in product supplement no. 197-A-I.
  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. dollar. Your investment will be fully exposed to any decline in the Basket Level, as compared to the Starting Basket Level.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

JPMorgan Structured Investments — Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar	TS-2

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of the duties of JPMS as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the calculation agent determines that the Starting Spot Rate for each of the Reference Currencies exceeds that reflected in the publicly available information, such Reference Currencies must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, Turkey, Australia, India, Indonesia, South Africa and the United States and economic and political developments in other relevant countries or regions.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Brazil, Turkey, Australia, India, Indonesia, South Africa, and the United States, and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in Brazil, Turkey, Australia, India, Indonesia, South Africa and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil, Turkey, Australia, India, Indonesia, South Africa and the United States, and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  EVEN THOUGH THE REFERENCE CURRENCIES AND U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.
  THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

JPMorgan Structured Investments — Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar	TS-3

  CHANGES IN THE VALUES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performances of the Brazilian real, the New Turkish lira, the Australian dollar, the Indian rupee, the Indonesian rupiah and the South African rand relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, Turkey, Australia, India, Indonesia and South Africa, each relative to the United States. Movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when the exchange rate of one of the Reference Currencies relative to the U.S. dollar increases, the exchange rate of another Reference Currency relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, an increase in the exchange rate of one Reference Currency relative to the U.S. dollar may be moderated, or more than offset, by a lesser increase or a decrease in the exchange rate of another Reference Currency relative to the U.S. dollar. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Brazilian real relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or declines in the Spot Rate of the Indonesian rupiah relative to the U.S. dollar.
  BECAUSE FIVE OF THE REFERENCE CURRENCIES ARE EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of an unequally weighted Basket of six Reference Currencies, five of which are emerging markets currencies. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the applicable Spot Rates on the Observation Date and accordingly, the Ending Basket Level and the Basket Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event, a Price Source Disruption Event, the unavailability of an exchange rate with respect to the U.S. dollar and a Reference Currency or any other event that prevents the calculation agent from calculating the Spot Rate for a Reference Currency in the manner provided in this term sheet, or any event that generally makes it impossible to convert the U.S. dollar into a Reference Currency. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-I, as supplemented by “Supplemental Terms of the Notes” in this term sheet for further information on what constitutes a market disruption event.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Currencies and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Reference Currencies’ countries and the United States;
    the exchange rate and the volatility of the exchange rates of the U.S. dollar with respect to each of the Reference Currencies;
    changes in correlation between the Reference Currency exchange rates;
    suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar	TS-4

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The “note return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity (excluding the final coupon payment) per $1,000 principal amount note to $1,000. The hypothetical note returns set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Note Return (Excluding (Coupons)(1)

180	80%	80%
170	70%	70%
160	60%	60%
150	50%	50%
140	40%	40%
130	30%	30%
120	20%	20%
110	10%	10%
105	5%	5%
100	0%	0%
90	-10%	-10%
80	-20%	-20%
70	-30%	-30%
60	-40%	-40%
50	-50%	-50%
40	-60%	-60%
30	-70%	-70%
20	-80%	-80%

(1) The Note Return set forth above does not include any coupons payable on any Coupon Payment Date

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, your payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (120-100)/100] = $1,200

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, your payment at maturity per $1,000 principal amount note is $600 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (60-100)/100] = $600

JPMorgan Structured Investments — Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar	TS-5

Historical Information

The first six graphs below show the historical weekly performances of each Reference Currency relative to the U.S. dollar expressed in terms of the conventional market quotation (in the case of the Brazilian real, the New Turkish lira, the Indian rupee, the Indonesian rupiah and the South African rand relative to the U.S. dollar, the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, and, in the case of the Australian dollar relative to the U.S. dollar, the amount of the U.S. dollars that can be exchange for one Australian dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 7, 2005 through October 1, 2010. The exchange rates of the Brazilian real, the New Turkish lira, the Australian dollar, the Indian rupee the Indonesian rupiah and the South African rand at approximately 11:00 a.m., New York City time, on October 5, 2010 were 1.6633, 1.4281, 0.9718, 44.9150, 8942 and 6.8888, respectively, relative to the U.S. dollar.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. dollar. Therefore, the Basket Return is calculated using Spot Rates for each Reference Currency relative to the U.S. dollar expressed as the amount of U.S. dollars per one unit of the applicable Reference Currency, which is the inverse of the conventional market quotation for the Brazilian real, the New Turkish lira, the Indian rupee, the Indonesian rupiah and the South African rand relative to the U.S. dollar set forth in the applicable graph below and which is largely consistent with the conventional market quotation for the Australian dollar relative to the U.S. dollar set forth in the applicable graph below.

The last graph on the following page shows the weekly performance of the Basket from January 7, 2005 through October 1, 2010, assuming that the Basket Closing Level on January 7, 2005 was 100, that each Reference Currency relative to the U.S. dollar had the weighting specified on the front cover of this term sheet and that the exchange rates of each Reference Currency relative to the U.S. dollar, as adjusted, if necessary, to be expressed as a number of U.S. dollars per one unit of the Reference Currency (i.e., the inverse of the rates of the Brazilian real, the New Turkish lira, the Indian rupee, the Indonesian rupiah and the South African rand set forth above), on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined using the rates reported by Bloomberg Financial Markets (as adjusted, if necessary, to reflect a number of U.S. dollars per one unit of the applicable Reference Currency) and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the U.S. dollars that would be derived from the applicable Reuters pages.

JPMorgan Structured Investments — Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar	TS-6

JPMorgan Structured Investments — Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar	TS-7

The Spot Rates of the Brazilian real, the New Turkish lira, the Australian dollar, the Indian rupee, the Indonesian rupiah and the South African rand on October 5, 2010 were 0.59449, 0.69871, 0.96870, 0.022391, 0.00011192, and 0.14500, respectively, relative to the U.S. dollar, calculated in the manner set forth under “Additional Key Terms — Spot Rates” on page TS-1 of this term sheet. The Spot Rates set forth in this paragraph are expressed in terms of a number of U.S. dollars per one unit of the applicable Reference Currency.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency relative to the U.S. dollar and the historical performance of the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies relative to the U.S. dollar on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Return Notes Linked to the Performance of a Weighted Basket of Six Currencies Relative to the U.S. Dollar	TS-8